UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Mitsubishi Jyushi Kabushiki Kaisha
(Name of Subject Company)

Mitsubishi Plastics, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mitsubishi Plastics, Inc.
5-2 Marunouchi, 2-chome, Chiyoda-ku, Tokyo 100-0005 Japan
+81-3-3273-4006
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Administration and Human Resources Office
Mitsubishi Chemical Holdings Corporation
14-1 Shiba 4-chome, Minato-ku, Tokyo 108-0014 Japan
+81-3-6414-4850

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

April 23, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each document listed in (a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Fair and accurate English language summaries of the following documents are attached as exhibits to this form:

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on April 24, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Chemical Holdings Corporation.

Filer

藤沢晃一

(Signature)

Kouichi Fujisawa
Executive Officer
General Manager
Administration and Human Resources Office

April 23, 2007

EXHIBIT I-A

(English Language Translation)

April 23, 2007

Mitsubishi Chemical Holdings Corporation
Mitsubishi Plastics, Inc.

Notice Regarding the Change in Status of Mitsubishi Plastics, Inc., to a Wholly Owned Subsidiary through a Share Exchange

Mitsubishi Chemical Holdings Corporation (Head office: Minato-ku, Tokyo; President: Yoshimitsu Kobayashi; hereinafter referred to as "MCHC," and together with the subsidiaries and affiliates of MCHC hereinafter referred to as the "MCHC Group") and Mitsubishi Plastics, Inc. (Head office: Chiyoda-ku, Tokyo; President: Akira Kano; hereinafter referred to as "MPI," and together with MCHC hereinafter referred to as "Both Companies") have passed resolutions at meetings of their respective boards of directors held this date to execute a share exchange that will make MCHC a full parent company and MPI a wholly owned subsidiary effective October 1, 2007 (hereinafter referred to as "the Share Exchange").

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE BETWEEN MITSUBISHI CHEMICAL HOLDINGS CORPORATION AND MITSUBISHI PLASTICS, INC.:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

1 Purpose of Change of Status to a Wholly Owned Subsidiary through a Share Exchange

The MCHC Group announced on February 8, 2007, that it is reorganizing and merging its functional products business and the business resources of four subsidiaries in the functional products business to further strengthen its business development and problem solving capabilities by maximizing group synergies through faster decision making and more flexible and efficient management action to continue to accurately meet the needs of customers that are expected to continue to have increasingly more diversified, advanced, and complex operations in the area of the functional products. Further, on the same day, it was announced that in advance of the reorganization and mergers, Mitsubishi Chemical Corporation (hereinafter referred to as "MCC"), a wholly owned subsidiary of MCHC, would make a tender offer for the shares of MPI, a core company in the functional products business and that a series of subsequent procedures would be taken to make MPI a wholly owned subsidiary of MCHC.

In particular, as the first step in this transaction, during the period from February 9, 2007 to March 15, 2007, MCC made a tender offer (hereinafter referred to as "the Tender Offer") for the purpose of purchasing all of the outstanding shares of MPI (however, this does not include the shares of MPI already held by MCC and the treasury stock of MPI). As a result, MCC's ownership of shares of MPI increased to 91.41% of MPI's total outstanding shares. Since MCC was unable to acquire all of the outstanding shares of MPI through the Tender Offer, after MCHC has acquired all of the MPI shares held by MCC by or around the latter part of September 2007, the Share Exchange will be executed between MCHC and MPI using the shares of MCHC as consideration to make MPI a wholly owned subsidiary. The anticipated effective date of the Share Exchange is October 1, 2007. The details of the Share Exchange were approved today by the boards of directors of Both Companies and a share exchange agreement was concluded.

To ensure the fairness of the share exchange ratio (the "Share Exchange Ratio") for the Share Exchange, Both Companies separately selected a third-party appraisal organization with MCHC selecting Nikko Citigroup Limited (hereinafter referred to as "Nikko Citigroup") and MPI selecting Mitsubishi UFJ Securities Co., Ltd. (hereinafter referred to as "Mitsubishi UFJ Securities"), and said third-party appraisal organizations were commissioned to calculate the Share Exchange Ratio. Both Companies then referred to the contents of this calculation document and, after careful study with due diligence of the Share Exchange Ratio, decided at their respective boards of directors meetings held on April 23, 2007, by unanimous vote of the board members that the Share Exchange Ratio set in 2(2) is appropriate. Note that there are no commonly appointed officers between Both Companies. Also note that Shigeyoshi Murase, an operating officer of MCC, a consolidated wholly owned subsidiary of MCHC, also serves as an outside auditor of MPI and did not participate in the above deliberations of the board of directors.

In addition, the shares of MPI are currently listed on the Tokyo Stock Exchange First Section and the Osaka Securities Exchange First Section, but since the "number of shares held by the special few" as defined in the securities listing regulations of both stock exchanges exceeded 90% of the number of listed shares, the number falls into the stock delisting standard of the securities listing provisions of both exchanges and so the shares of MPI will be delisted from both exchanges by or around the latter part of July 2007 after the specified procedures are completed.

Note: The Tender Offer increased the percentage of voting rights of MPI shares held by MCC to 91.53% (which is calculated as the percentage of 196,856 voting rights for the shares held by MCC after the Tender Offer, etc., to 215,068 voting rights held by all MPI's shareholders based on the 215,068,931 shares arrived at by subtracting the 297,419 shares of treasury stock held by MPI as of September 30, 2006 from the 215,366,350 total outstanding shares of MPI as of September 30, 2006).

2 Share Exchange Summary

(1) Share Exchange Schedule

Share Exchange Resolution Board of Directors Meeting	April 23, 2007 (Mon)
Share Exchange Agreement Conclusion	April 23, 2007 (Mon)
Share Exchange Scheduled Date (Effective date)	October 1, 2007 (Mon)
Share Distribution Date	November 20, 2007 (Tue) (Scheduled)

Note: At the execution of the Share Exchange, MCHC will execute a simplified share exchange based on the provisions in the Company Act Article 796 Paragraph 3 without receiving approval at a general shareholder's meeting, and MPI will execute a summary share exchange based on the provisions in the Company Act Article 784 Paragraph 1 without receiving approval at a general shareholders' meeting.

(2) Share Exchange Ratio

Company name	Mitsubishi Chemical Holdings Corporation (Full parent company)	Mitsubishi Plastics, Inc. (Wholly owned subsidiary)
Share Exchange Ratio	1	0.41

Note 1. Stock allotment ratio

One share of MPI common stock will be exchanged for 0.41 shares of MCHC common stock. However, MCHC expects to acquire all of the common stock of MPI held by MCC by or around the latter part of

September 2007, and a stock allotment via the Share Exchange will not be conducted for said shares.

2. Calculation method for the number of shares exchanged through the Share Exchange, etc.

At the execution of the Share Exchange, MCHC shall exchange with MPI shareholders (including substantial shareholders) common shares of treasury stock held by MCHC in the number obtained by multiplying 0.41 by the total number of MPI common stock held by the shareholders (excluding MCHC) stated or recorded in the register of shareholders (including the register of substantial shareholders) of MPI at the end of the day immediately prior to the effective date as cash, etc., exchanging for the share of MPI common stock held by said shareholders. Further, if the number of common shares of MCHC that must be exchanged with the shareholders of MPI for the Share Exchange is a fraction less than one, cash shall be used for exchange with such shareholders in accordance with the provisions of the Company Act Article 234.

(3) Basis for Calculating the Share Exchange Ratio, Etc.

① Calculation Fundamentals and History

To ensure the fairness of the Share Exchange Ratio for the Share Exchange, Both Companies separately selected a third-party appraisal organization with MCHC selecting Nikko Citigroup and MPI selecting Mitsubishi UFJ Securities, and said third-party appraisal organizations were commissioned to calculate the Share Exchange Ratio.

Nikko Citigroup analyzed and studied from multiple perspectives the financial information and information regarding the future that has been publicly announced by Both Companies, the significance to operations of the Tender Offer and the Share Exchange, the share prices and its formation states of Both Companies as well as other information and then used the discounted cash flow analysis method (hereinafter referred to as the "DCF method"), the public market comparables method, and the market share price method to calculate the Share Exchange Ratio, and the calculation results were presented to MCHC.

Nikko Citigroup calculated the stock price appraisal of Both Companies by using the DCF method and assessed the number of shares of MCHC common stock allotted per share of MPI common stock from 0.321 shares to 0.422 shares based upon the Share Exchange Ratio also calculated by using the DCF method. The analysis using the DCF method does not incorporate significant change in profits or losses in the presupposed future profit plans of Both Companies. Further, Nikko Citigroup calculated the stock price appraisal of Both Companies by using the public market comparables method and assessed the number of shares of MCHC common stock allotted per share of MPI common stock from 0.334 shares to 0.450 shares based upon the Share Exchange Ratio also calculated by using the public market comparables method. Using the market share price method, Nikko Citigroup performed an analysis of the volume weighted average price for the closing price of each trade day for each of the periods from February 9, 2007, the day immediately after the announcement of the Tender Offer, to April 19, 2007, and from March 16, 2007, the day immediately after the last day of the tender offer period for the Tender Offer, to April 19, 2007 for Both Companies, and assessed the number of shares of MCHC common stock allotted per share of MPI common stock from 0.399 share to 0.425 shares based upon the Share Exchange Ratio also calculated by using the market share price method.

For MCHC, Mitsubishi UFJ Securities used the market average share price method to appraise the shares taking into consideration the impact on the financial numbers of the Share Exchange and the state of the share price formation, and for MPI, it performed the appraisal using the market average share price method and the DCF method, and then it comprehensively considered the results from these to calculate the Share Exchange Ratio and present it to MPI. Note that the DCF method does not incorporate a significant change in profits or losses in the presupposed MPI future profit plan. The results calculated by using these appraisal methods assessed the number of shares of MCHC common stock allotted per share of MPI common stock from 0.399 shares to 0.429 shares by using the market average share price method (the periods used for calculation were multiple periods, including the most recent 1 month period, during the period from February 5, 2007, to April 19, 2007, based on the average price for the closing price), and from 0.391 shares to 0.537 shares (calculated as the ratio to the appraisal of the MCHC shares by using the market average share price method) by using the DCF method.

MCHC referred to the Share Exchange Ratio calculation results preformed by Nikko Citigroup, and MPI referred to the Share Exchange Ratio calculation results preformed by Mitsubishi UFJ Securities, and then Both Companies comprehensively took into consideration the state of the share price formation after the Tender Offer, future financial conditions and performance trends, the results of the Tender Offer, and other factors and mutually discussed them. As a result, Both Companies agreed that the Share Exchange Ratio stated in (2) above is appropriate and would not cause harm to the shareholders of either MCHC or MPI, and therefter concluded the Share Exchange based upon approval at the respective boards of directors meetings of Both Companies held on April 23, 2007.

Note that in the event of a material change in the conditions on which the Share Exchange Ratio calculation is based, the Share Exchange Ratio may be changed through consultation between Both Companies.

② Relationship with the Appraisal Organizations

Nikko Citigroup is not a related party to MCHC or MPI. Further, Mitsubishi UFJ Securities is not a related party to MCHC or MPI.

(4) Handling of Share Warrants and Bonds with Warrants of the Share Exchange Wholly Owned Subsidiary

Not applicable. MPI has not issued any share warrants or bonds with warrants.

3 Profile of the Share Exchange Companies

(1)	Company name	Mitsubishi Chemical Holdings Corporation	Mitsubishi Plastics, Inc.
(2)	Description of business	Business administration of certain companies through holding stocks of or interests in said companies.	Manufacture and sale of plastic products.
(3)	Date of establishment	October 3, 2005	January 15, 1943
(4)	Head office location	Minato-ku, Tokyo	Chiyoda-Ku, Tokyo
(5)	Representative title and name	President Yoshimitsu Kobayashi	President Akira Kano
(6)	Capital	50,000 million yen (As of September 30, 2006)	21,503 million yen (As of September 30, 2006)
(7)	Number of outstanding shares	1,806,288,107 shares	215,366,350 shares
(8)	Net assets	287,622 million yen (Non-consolidated) (As of September 30, 2006)	51,856 million yen (Non-consolidated) (As of September 30, 2006)
(9)	Gross assets	429,025 million yen (Non-consolidated) (As of September 30, 2006)	145,556 million yen (Non-consolidated) (As of September 30, 2006)
(10)	End of fiscal year	March 31	March 31
(11)	Number of employees	32 persons (Non-consolidated) (As of September 30, 2006)	1,553 persons (Non-consolidated) (As of September 30, 2006)
(12)	Main customers	Mitsubishi Chemical Corporation Mitsubishi Pharma Corporation	Mitsubishi Corporation Asahi Sangyo Kaisha, Ltd.
(13)	Major shareholders	1. The Master Trust Bank of Japan,	1. Mitsubishi Chemical Corporation

and ownership percentage	Ltd. Account in trust 4.30% 2. Japan Trustee Services Bank, Ltd. Account in trust 3.37% 3. Meiji Yasuda Life Insurance Company 3.35% 4. Takeda Pharmaceutical Company Limited 2.86% 5. Nippon Life Insurance Company 2.73% (As of September 30, 2006)	52.61% (Note 1) 2. Japan Trustee Services Bank, Ltd. account in trust 2.48% 3. The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.17% 4. The Master Trust Bank of Japan, Ltd. Account in trust 1.93% 5. Mitsubishi UFJ Trust and Banking Corporation 1.38% (As of September 30, 2006)
(14) Main trade banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank Japan Bank for International Cooperation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation, etc.

(15) Relationship between party companies, etc.	Capital ties	As of March 31, 2007, MCHC indirectly holds through MCC, a wholly owned subsidiary, 91.41% of the outstanding shares of MPI, thus making it a consolidated company. MCHC plans to acquire all of the shares of MPI held by MCC by on or around the latter part of September 2007.
	Personnel ties	There are no commonly appointed officers between Both Companies.
	Trade ties	There is no trade relationship between the two party companies.
	Status applicable to the related parties	MCHC treats MPI as a consolidated company.

(16) Results for the past 3 years (Consolidated/Unit: Million yen)

	Mitsubishi Chemical Holdings Corporation (Full parent company)			Mitsubishi Plastics, Inc. (Wholly owned subsidiary)		
Fiscal year	2004 (Note 2)	2005 (Note 2)	2006 (Note 3)	2004	2005	2006
Sales	1,925,331	2,189,462	2,408,945	170,961	177,567	186,228
Operating income	98,163	148,624	133,619	7,517	9,736	9,943
Ordinary income	82,613	148,069	143,575	6,416	9,112	9,723
Net income	34,547	55,372	85,569	3,422	4,202	5,805
Net income per share (yen)	15.82	25.40	69.51	15.88	19.53	26.9899
Dividend per share (yen)	4.00	6.00	8.00	4.00	5.00	5.00
Net assets per share (yen)	182.59	205.09	478.72	225.86	239.7172	277.4546

(Note 1) The Tender Offer makes the ownership percentage held by MCC to be 91.41% as of March 31, 2007.

(Note 2) MCHC was established in October 2005, so the consolidated financial figures of MCC are used as the figures for fiscal years 2004 and 2005 of MCHC.

(Note 3) The dividend per share for the period ending March 2006 only shows the end of period dividend amount because MCHC was established in October 2005. Note that the interim dividend per share for the period ending March 2006 of MCC was 3.00 yen.

4 Status After Share Exchange

(1)	Company name	Mitsubishi Chemical Holdings Corporation
(2)	Description of business	Business administration of certain companies through holding stocks of or interests in said companies.
(3)	Head office location	Minato-ku, Tokyo
(4)	Representative title and name	President Yoshimitsu Kobayashi
(5)	Capital	50,000 million yen
(6)	Net assets	Not finalized at the current time.
(7)	Gross assets	Not finalized at the current time.
(8)	Fiscal year	March 31
(9)	Accounting procedure summary	This is expected to apply to minority shareholders of those related to transactions under common administration, etc. There will be goodwill generated by the Share Exchange, however no details have been determined at the present time.
(10)	Forecast of the impact on performance of the Share Exchange	MPI is currently a consolidated subsidiary of MCHC, so the impact on the consolidated and unconsolidated results of MCHC by the Share Exchanged is expected to be minimal.

For further information, please contact
Public Relations and Investor Relations Office
Mitsubishi Chemical Holdings Corporation
Tel: +81-3-6414-4870
Public Relations Group, Administration and Personnel Department
Mitsubishi Plastics, Inc.
Tel: +81-3-3283-4006

EXHIBIT I-B

(English Language Translation)

April 24, 2007

To Our Shareholders

Notice Regarding Simplified Share Exchange

Mitsubishi Chemical Holdings Corporation has announced that, at a meeting of its board of directors held on April 23, 2007 it was resolved to conduct a share exchange to make Mitsubishi Plastics, Inc. (Head office: 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo) a wholly owned subsidiary with the share exchange set to take effect on October 1, 2007.

Since the share exchange will be conducted without approval of the share exchange agreement by a general shareholders' meeting as prescribed in the Company Act Article 795 Paragraph 1 based on the provisions of the Company Act Article 796 Paragraph 3, any shareholder who opposes the share exchange shall submit a statement of opposition in writing within two weeks from the day after the date of this notice.

President Yoshimitsu Kobayashi
Mitsubishi Chemical Holdings Corporation
14-1 Shiba 4-chome, Minato-ku, Tokyo

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE BETWEEN MITSUBISHI CHEMICAL HOLDINGS CORPORATION AND MITSUBISHI PLASTICS, INC.:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(English Language Summary)

Extraordinary Report of Mitsubishi Chemical Holdings Corporation dated April 23, 2007 regarding the change of status of Mitsubishi Plastics, Inc. to a wholly owned subsidiary of Mitsubishi Chemical Holdings Corporation through a share exchange

The material provisions of the above-mentioned foreign language document are included in the Notice Regarding the Change in Status of Mitsubishi Plastics, Inc. to a Wholly Owned Subsidiary Through a Share Exchange dated April 23, 2007 attached as Exhibit I-A and the 2006 Annual Report of Mitsubishi Plastics, Inc. attached as Exhibit II-E.

EXHIBIT II-B

(English Language Summary)

Extraordinary Report of Mitsubishi Plastics, Inc. dated April 23, 2007 regarding the change of status of Mitsubishi Plastics, Inc. to a wholly owned subsidiary of Mitsubishi Chemical Holdings Corporation through a share exchange

The material provisions of the above-mentioned foreign language document are included in the Notice Regarding the Change in Status of Mitsubishi Plastics, Inc. to a Wholly Owned Subsidiary Through a Share Exchange dated April 23, 2007 attached as Exhibit I-A.

EXHIBIT II-C

(English Language Summary)

Share Exchange Agreement between Mitsubishi Chemical Holdings Corporation and Mitsubishi Plastics, Inc. dated April 23, 2007

The material provisions of the above-mentioned foreign language document are included in the Notice Regarding the Change in Status of Mitsubishi Plastics, Inc. to a Wholly Owned Subsidiary Through a Share Exchange dated April 23, 2007 attached as Exhibit I-A.

The following terms have been omitted from this summary:

Article 4 – Item Related to the Amount of Mitsubishi Chemical Holdings Corporation's Capital and Reserves
Article 6 – Obligation of Both Companies to Manage their Own Assets
Article 7 – Changes to the Share Exchange Conditions and Cancellation of this Agreement
Article 8 – Agenda Items

EXHIBIT II-D

(English Language Summary)

Opinion Related to the Appropriateness of the Matters Specified in Article 768, Paragraph 1, Items 2 and 3 of the Japanese Company Law, dated April 23, 2007

The material provisions of the above-mentioned foreign language document are included in Section 2(3) of the Notice Regarding the Change in Status of Mitsubishi Plastics, Inc. to a Wholly Owned Subsidiary Through a Share Exchange dated April 23, 2007 attached as Exhibit I-A.

EXHIBIT II-E

(English Language Summary)

Financial Statements for Mitsubishi Plastics, Inc. for the Year Ended March 31, 2006

The material provisions of the above-mentioned foreign language document are included in the English language 2006 Annual Report for Mitsubishi Plastics, Inc. attached as this Exhibit II-E.

Annual Report 2006




MITSUBISHI
PLASTICS, INC.

Profile

Mitsubishi Plastics, Inc. is one of Japan's leading manufacturers in most of the markets which products are sold, including polyolefin stretch films, FRP water tanks, rigid industrial PVC plates, rigid PVC pipe and PET bottles. The company also holds the largest market share of sales of plastic laminated steel, styrene label application films and plastic-metal composite plates.

Mitsubishi Plastics, Inc. intends to be the premier company known for using its core competencies and innovation (for example, in the manufacture of plastic film and its orientation) to supply products of a multi-functional nature to a consumer public desiring such qualities in the products they purchase.

Contents

Five-Year Summary

Years ended March 31	2006	2005	2004	2003	2002	2006
					Millions of yen	Thousands of U.S. dollars
Net sales	¥ 186,228	¥ 177,567	¥ 170,961	¥ 156,208	¥ 163,072	$ 1,591,692
Net income	5,805	4,202	3,422	171	523	49,615
Per share (in yen and U.S. dollars) :						
Net income-Basic	¥ 26.98	¥ 19.52	¥ 15.88	¥ 0.78	¥ 2.39	$ 0.23
Total assets	¥ 161,731	¥ 158,206	¥ 162,863	¥ 161,957	¥ 180,215	$ 1,382,316
Shareholders' equity	59,677	51,574	48,607	44,382	43,568	510,060
Property, plant and equipment	55,032	56,906	58,726	61,888	66,342	470,359
Long-term debt	16,955	13,357	23,446	17,339	31,142	144,915

Notes : 1.U.S.dollar amounts are included solely for convenience and have been translated using the exchange rate of ¥117=US$1.
2.Net income per share is based on the average number of shares of common stock outstanding during the respective fiscal year.

Net Sales


Millions of yen
200000
150000
100000
50000
0
'02
'03
'04
'05
'06

Net Income


Millions of yen
6000
5000
4000
3000
2000
1000
0
'02
'03
'04
'05
'06

Shareholders' Equity


Millions of yen
60000
50000
40000
30000
20000
10000
0
'02
'03
'04
'05
'06

Message from the President

I am pleased to present this report on the business performance of Mitsubishi Plastics, Inc. for the fiscal year ended March 31, 2006. Included is information regarding the business outlook in the coming period.



In order to further strengthen its business foundations and build a corporate structure that enables "Maximizing earnings" to be secured on a stable basis, the Mitsubishi Plastics Group is implementing various measures based on the strategic consolidated mid-term management plan "Plus 50" which contains at its core "Improvements in business structure" and "Refomation in business consciousness".

In the term under review, the domestic economy showed signs of recovery, notably an improvement in corporate revenues and increased capital investment. On the other hand, prices of raw and other materials continued to rise sharply. Under such conditions, we considered the term crucial for carrying out the above medium-term plan. Specifically, we revised product prices and reduced oprating costs through activities such as our "half cost" action plan. In addition, we pressed ahead with organizational reforms to push through our growth strategy, implemented various measures to accelerate the development of new products, and promoted customer-solution type business activities.

As a result, despite a decline in demand for light-admitting plastic materials and the unfavorable consequences of the withdrawal from both the IC memory card business and injection molding business in the United Kingdom, consolidated sales for the term under review were ¥186,228 million, up 4.9% from the previous term, thanks to brisk sales of AV related products (frames for flat panel screens, etc.) and building materials (unit baths, etc.) and efforts to promote sales of food packaging films.

In terms of the profit-and-loss account, despite a severe business climate due to the increase in raw material prices, consolidated ordinary profit was ¥9,723 million, up 6.7% from the previous term, while consolidated net profit was ¥5,805 million, up 38.1% from the previous term, since the injection molding and equipment businesses continued to perform well, product prices were raised, and costs were cut drastically through the efforts of the "Cost Half Project".

As for business results on non-consolidated base, sales for the term under review were ¥132,176 million (up 0.2% from the previous term), with ordinary and net profits of ¥4,778 million (down 19.3%) and ¥2,941 million (down 11.2%), respectively.

Although the domestic economy shows signs of recovery, such as improved corporate revenues, increased capital investment and a slow but steady recovery in personal consumption, the business climate surrounding the Mitsubishi Plastics Group remains severe due to spiraling crude oil prices and the resultant hikes in the cost of raw and other materials.

Under those conditions, the Group now enters the final year of the strategic consolidated mid-term management plan "Plus 50", which prioritizes "Maximizing of earnings". We are determined to positively implement a range of measures to achieve the objectives of this plan.

Concerning the Improvements in business structure, we have enhanced our capability to develop new products with the aim of increasing their proportion to 50%, creating innovative new production techniques and advanced production control techniques, while updating the way things are made and restructuring the supply chain to enhance customer satisfaction. As we reorganized our injection molding business, so as to bring the Group's synergy into full play, we are enhancing our capability to plan new businesses and carry out strategic commerce, as well as promotion customer-solution type businesses.

Concerning the Reformation in business consciousness, we continue to practice and promote our customer-solution and "half cost" action and strive to develop human resources so that each employee can establish him- or herself as a "brilliant individual" — fully able to display his/her capabilities and create 50% higher value in their work.

In order for us to discharge our social responsibilities as good corporate citizens who are trusted and relied on by society, we position "Compliance Management" as the most important of the Group management. In this context, we are reinforcing the organization for driving compliance throughout the Group and building an internal control system to assure proper execution of the Group's operations, including establishment of a risk management structure. In addition, with regard to the environment, we adhere to the notion: "No Environment, No Business", and are pressing ahead with activities to establish the way things are made with due attention to the environment and the development of environment-friendly technology with primary emphasis on ensuring safe activities take root in accordance with our second mid-term "response care" action plan. Through all these means, we strive to implement better environmental management.

The Mitsubishi Plastics Group is determined to make a concerted effort to meet the above challenges by implementing this basket of measures and further enhance its value. We would very much welcome the continued cooperation of our shareholders, customers and friends.

Akira Kano

Akira Kano
President and CEO

eview of Operations

Packaging Materials Segment

In the high functionality, high value-added film business and the specialized PET bottle business, the Company seeks thoroughgoing distinctiveness and aims to be the top firm in each of these business areas by developing new products on the strength of the Company's core technologies.



¥ 56,314 million (30.2%)



Electronics & Specialty Materials Segment

In the electronics & specialty materials segment, principally display and semiconductor related materials, the Company promptly and appropriately responds to the needs of this rapidly changing market, increases the Company's ability to propose and develop new products by making full use of the synergistic effect of each business, and aims for major growth.



¥ 50,975 million (27.4%)



Building Materials Segment

In the building materials segment, principally housing, construction and environment, the Company places an emphasis on those business areas where the Company is able to establish distinctiveness while at the same time creating high functionality and aims to strengthen earning power.



¥ 72,939 million (39.2%)



Sales of nylon composite film for the term under review were slightly better than for the previous term thanks to efforts to develop new customers mainly in the food packaging industry. Sales of polyolefin-type stretch film were nearly the same as the previous term. Thanks to the launch of a new production line in the second half of last year and active promotional efforts, sales of oriented nylon type film significantly exceeded the previous term. Sales of general purpose PET bottles and PET bottles with pouring handles were nearly the same as the previous year, supported by steady demand in the flavorings market.
Styrene type lavel film and polyester oriented film experienced a slight dip in sales due to a decline in demand in the beverage market.
Sales of plastic sheet remained almost unchanged from the previous term, supported by steady demand for medical supplies.
Clear plastic casing for cosmetics continued to sell steadily.
Vegetable-based biodegradable film sold better than the previous term thanks to the development of new applications and promotional efforts.
As a result, sales of packaging materials segment for the term under review were ¥56,314 million (7.0% more than the previous term).

Supported by brisk demand for liquid crystal parts, plastic-metal composite plates sold much better than the previous term. Polyetherimide film for cell phones also sold briskly. However, sales of flame-resistant polyester film for insulating materials leveled off.
PVC plates for industrial applications decreased significantly from the previous term due to sluggish demand for these products in the first half of the term, although demand for high-tech products, including liquid crystal manufacturing equipment, is recovered in the latter half. Filtration plates also declined markedly from the previous term due to intense competition between manufacturers.
Injection-molded products sold much better than in the previous term thanks to brisk demand for flat panel TVs and other AV related appliances. Sales of engineering plastic products slightly increased from the previous term as demand for general industrial machines and IT-related devices began picking up.
As a result, sales of electronics & specialty materials segment for the term under review were ¥50,975 million (10.3% more than the previous term).

Because of sluggish demand in terms of public investment, mainly pertaining to sewer systems, and housing equipment, sales of PVC pipes for the term under review decreased slightly from the previous term. Although sales of polyethylene pipe for gas piping were nearly the same as the previous term, polyethylene pipe for water systems sold much better than the previous term as clients' appreciation grew for its excellent seismic resistance. Sales of polybuthene pipe continued to be brisk thanks to an increase in demand for hot and cold water piping in condominiums.
Last year, sales of light-admitting plastic products were brisk owing to emergency demand for disaster-induced reconstruction caused by typhoons. Due to the decrease in such demand and an inventory adjustment in the market during the latter half of the term, sales of corrugated sheet declined markedly from the previous term. On the other hand, polycarbonate plate sold better than the previous term as an upgraded version was released on the market.
Sales of Resin film laminate metal sheet for building materials, such as unit baths, continued to be brisk. However, sales of movable partition slipped compared to the previous term due in part to delayed housing starts.
Sales of elevated and water receiving tank increased from the previous term as a result of efforts to secure orders for large tanks and replacement ones.
As a result, sales of building materials segment for the term under review were ¥72,939 million (0.2% more than the previous term).

R&D Activities



The R&D activities of Mitsubishi Plastics and its group companies involve collaboration between Manufacturing Technical Center, the engineering groups of the manufacturing departments of the company, and the technology development departments of the member companies — with R&D Center of the company playing the lead role. In research for the development of new products, the R&D budget is concentrated on the high-function product groups, mainly films and sheets, as the Group considers this particular field to be the one in which it can best utilize its core competence. The Group has implemented numerous new product development projects while promoting basic studies as well.

On the basis of its core technologies, including high-molecular material design technology, high-molecular material processing technology, polymer stretching, orienting and composition technologies, and product design/process design technologies making effective use of computer-aided engineering (CAE), etc., the Group is strengthening its infrastructure to develop differentiated high-function products by fusing the accumulated wealth of its functional technologies, such as surface and optical function design, nano-composite, filler-based composite material design, etc., with its core technologies while developing competitive new products.

In addition, the entire Group has aggressively conducted R&D on environment-friendly products and the recycling of waste plastic products.

Furthermore, with the aim of accelerating its R&D activities, reinforcing basic technologies and promoting the development of new products in cooperation with our customers, the Group has decided to construct a new R&D Center.

The R&D budget for the current year under consolidated accounting is ¥2,666 million.

The R&D activities in the major three fields are as follows.

(1) Packaging Materials Segment

The Group is undertaking R&D to further enhance the functions of various types of films, including oriented nylon-based film, with regard to materials related to packaging films.

The conventional oriented nylon-based film is comparable in terms of gas impermeability to aluminum foil and applicable to microwave ovens and permits checking for alien substances by a metal detector. The Group has developed and marketed high-function grades of oriented nylon-based film offered enhanced gas impermeability.

Concerning environmental products, the Group has positively conducted R&D to develop new uses for its products. For example, our biodegradable plant-derived film was adopted as labeling film for PET bottles for the first time in Japan.

(2) Electronics & Specialty Materials Segment

In order to respond to the expanding world market for electronic parts, the Group is widening the assortment of materials used for cell phones and liquid crystal displays, developing new composite materials, and finding new uses for engineering plastics featuring such special functions as electrical conductivity and flame resistance.

In terms of environmental materials, the Group has developed and marketed a lead-free rigid PVC plate for industrial use. This plate, which does not use a lead-based stabilizer, has cleared the FM standard. In addition, the Group continues to develop general-purpose grades of rigid PVC plates and lead-free auxiliary materials.

(3) Building Materials Segment

For the study of the effects of a photocatalyst used in interior structural members to decompose volatile organic compounds (VOCs), the Group participated in the "Project on High-Function Housing Structural Members Utilizing Photocatalysts" of New Energy and Industrial Technology Development Organization (NEDO). As a result, the Group has established a dependable evaluation technique that was previously nonexistent and clarified the validity of the technique.

In addition, the Group has developed and marketed an improved version of gravel paving material that allows for smoother movement of people and vehicles, permits a reduction in construction costs, and eases road repairs needed when the gravel scatters and shifts.

Concerning light-admitting materials, the Group has developed corrugated and flat polycarbonate plates that admit soft light while effectively controlling any rise in temperature even under a blazing sun since they offer exceptional heat absorbency. These polycarbonate plates are selling well. In addition, the Group has developed and marketed a hard PVC corrugated plate that affords enhanced effectiveness as a blind while allowing sufficient influx of light, thus enabling admission of natural light while ensuing privacy.

The Group has also developed and is selling a cooling tower system that employs a panel tank to facilitate capacity change, relocation and installation, while reducing construction periods by eliminating the need for a concrete water tank.

As an environmental product, a joint made by the Group that uses a recyclable PVC material as an intermediate layer was approved for the first time under a recyclable construction material certification system operated by local governments. The Group is endeavoring to promote its resource recycling-type sewer piping system, together with its recyclable three-layer public inlet and recyclable three-layer pipe that have already been approved under the above certification system.

Topics

Introduction of environment-friendly, lead-free rigid PVC plates for industrial use "HISHI PLATE® FM Series"



Rigid PVC plate for industrial applications is used in semiconductor and liquid crystal manufacturing equipment. Recently, the company has launched four grades of rigid PVC plates that meet the FM standard of flame resistance to the market. These new grades are free of lead since they do not use a lead-based stabilizer. Thus, they address the mounting demand for a reduction in environmental pollutants.

Introduction of nylon-based oriented film "TECHBARRIER®" with improved gas barrier «X Series»



"TECHBARRIER" is a nylon-based oriented film comparable in gas impermeability to aluminum foil and applicable to microwave ovens. The company has launched the X Series of "TECHBARRIER" with improved oxygen and vapor impermeability onto the market. Since these improvements help prolong the use-by date of processed food, it is expected that the X Series will attract new demand for "TECHBARRIER".

Expansion of use of rainwater storage/percolation facility "AQUASPACE®"



In view of the frequent incidence of flooding caused by a localized torrential downpours in recent years, more and more local governments are intensifying their efforts to obligate or recommend installation of a rainwater storage/percolation facility in development projects which impede the percolation of rainwater into the ground. Under such circumstances, the company's rainwater storage/percolation facility "AQUASPACE" has been increasingly employed in development projects because it is not only lighter in weight and easier to install than a concrete facility, but also easier to maintain. Since demand for rainwater storage facilities is expected to increase in the future, the company intends to actively promote sales of "AQUASPACE".

Topics

Improvement of small-wrap packaging "DIAWRAP®" Series for business



Since its introduction, the small-wrap "DIAWRAP" Series for business use has been a highly rated best seller within the food service industry and hotel restaurants, etc. The company has released its PVC stretch film "DIAWRAP Handy" and polyolefin-based stretch film "DIAWRAP ECOPITAT! Handy" employing a new package (presentation box) that incorporates six original ideas to facilitate use of the product.

Development of plant-derived plastic wire as substitute for spiral ring for bookbinding



The company has created a plant-derived plastic wire as a substitute for the predominantly metallic spiral rings used for binding notebooks and calendars. Since this plastic wire is made chiefly of corn or some other plant material, it is biodegradable and hence can easily be disposed of. Such plastic wire is anticipated to become far more widespread in the future as an environment-friendly product.

Introduction of rigid PVC corrugated plate "HISHINAMI® CLASSIC"



The company has released its "HISHINAMI CLASSIC" — a rigid PVC corrugated plate affording enhanced effectiveness as a blind while allowing sufficient influx of light. This corrugated plate is perfect for areas where you need to allow natural light while ensuring privacy. The new product has a wide application scope (e.g., roofing, partitions).

Service Network

JAPAN
Head Office

Mitsubishi Bldg.,
5-2, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-0005
Phone: (03)3283-4006
Fax: (03)3213-4095

Branch Offices

Kanto
Yamaguchi Bldg.,
19-9, Taitoh 4-chome,
Taitoh-ku, Tokyo 110-8573
Phone: (03)3834-8802
Fax: (03)3834-8837

Kansai
Meijiyasudaseimei Osaka Midosuji Bldg.,
1-1, Fushimi-cho 4-chome,
Chuo-ku, Osaka 541-0044
Phone: (06)6204-8500
Fax: (06)6208-6670

Chubu
Dai-Nagoya Bldg.,
28-12, Meieki 3-chome,
Nakamura-ku, Nagoya-shi,
Aichi 450-0002
Phone: (052)565-3700
Fax: (052)581-4007

Kyushu
Shimazu Hakata Bldg.,
4-20, Reisenmachi, Hakata-ku,
Fukuoka-shi, Fukuoka 812-0039
Phone: (092)262-5291
Fax: (092)262-5286

Kitakanto
Kumagaya Asahi 82 Bldg.,
4, Tsukuba 3-chome,
Kumagaya-shi, Saitama 360-0037
Phone: (048)525-8777
Fax: (048)525-8567

Niigata
Meijiyasudaseimei Niigataekimae Bldg.,
3-8, Higashiodoori 1-chome,
Niigata 950-0087
Phone: (025)241-7231
Fax: (025)241-8569



Head Office
Branch Offices
Plants

Tohoku
Sendai Honcho Park Bldg.,
2-20, Honcho 1-chome,
Aoba-ku, Sendai-shi,
Miyagi 980-0014
Phone: (022)261-2334
Fax: (022)224-0601

Hokkaido
Sin-Hokkaido Bldg.,
3-1, Nishi 4-chome, Kita 7-jo,
Kita-ku, Sapporo,
Hokkaido 060-0807
Phone: (011)700-4731
Fax: (011)700-4734

Chugoku
Hiroshima Park Bldg.,
7-5, Otemachi 3-chome,
Naka-ku, Hiroshima-shi,
Hiroshima 730-0051
Phone: (082)248-5881
Fax: (082)247-5670

Shikoku
Dia Bldg.,
2-15, Kanko-dori 2-chome,
Takamatsu-shi, Kagawa 760-0055
Phone: (087)836-0251
Fax: (087)836-0259

Hokuriku
Intec Bldg.,
5-5, Ushigimashinmachi, Toyama-shi,
Toyama 930-0856
Phone: (076)441-3281
Fax: (076)431-6851

Sales Offices

Nagano, Okayama,
Yamaguchi, Shizuoka,
Kagoshima, Nagahama

Plants

Nagahama
5-8, Mitsuya-cho, Nagahama-shi,
Shiga 526-8660
Phone: (0749)65-5111
Fax: (0749)63-1141

Hiratsuka
1-35, Nishishindo 2-chome,
Kanagawa 254-8614
Phone: (0463)22-8000
Fax: (0463)54-2263

Mine
1133-1, Higashibun Omine-cho,
Mine-shi, Yamaguchi 759-2212
Phone: (08375)2-2221
Fax: (08375)2-2200

Koriyama
1, Machiikedai 2-chome,
Koriyama-shi,
Fukushima 963-0215
Phone: (024)959-1900
Fax: (024)959-1860

Azai
1700, Ochi-cho, Nagahama-shi,
Shiga 562-0243
Phone: (0749)74-3500
Fax: (0749)74-3545

Hanyu
22-35, Nishi 2-chome, Hanyu-shi,
Saitama 348-0054
Phone: (0485)61-1712
Fax: (0485)61-4411

Mizushima
6-1, Matsue 4-chome,
Kurashiki-shi, Okayama 712-8052
Phone: (086)456-8472
Fax: (086)457-2864

Tsukuba
1000, Higashi-Mamiana,
Ushiku City, Ibaraki 300-1201
Phone: (029)841-155
Fax: (029)843-1015

OVERSEAS
Subsidiaries

Hishi Plastics U.S.A.,Inc.
600 Ryerson Road, Lincoln Park,
New Jersey 07035, U.S.A.
Phone: (201)633-1230

Shanghai Baoling Plastics Co.,Ltd.
230 Sheng Xin Road,
Jiading Shanghai, China
Phone: (021)59163030

Tai Young Film Co.,Ltd.
23. TA-YEH ST. TA-LIAU HSIAN,
Kaosiung Hsien, Taiwan R.O.C.
Phone: (07)787-7372

MP International(Hong Kong)Ltd.
Room1303, 13th Floor. Tower. Admiralty Center,
18 Harcourt Road, Hong Kong
Phone: (852)2528-6198

Financial Review

Net Sales

Net sales for the consolidated fiscal year under review were ¥186,228 million (up 4.9% from the previous year).
Looking at Packaging Materials Segment, sales of nylon-based composite film slightly increased from the previous term as the company strove to develop new customers, mainly in the food processing industry, though sales of polyolefin-type stretch film remained nearly the same as the term before. Sales of oriented nylon-based film significantly rose from the previous term thanks to the start-up of a new production line and positive promotional efforts in the second half. Supported by steady demand in the market for flavorings, general purpose PET bottles and PET bottles with handles sold as well as the term before.
Sales of styrene type labeling film and polyester oriented film slightly decreased from the previous term due to a decline in demand for beverages. Supported by steady demand in the market for pharmaceuticals, plastic sheeting sold as well as the term before. Sales of transparent plastic cases for cosmetics remained steady throughout the term.
With respect to Vegetable-based biodegradable film, sales increased from the previous term as the company developed new uses and stepped up its promotional activities.
As a result, sales of Packaging Materials Segment for the consolidated fiscal year under review amounted to ¥56,314 million (up 7.0% from the previous term).
In the field of Electronics & Specialty Materials Segment, sales of plastic-metal composite plates increased markedly from the previous term thanks to brisk demand for liquid crystal (LC) parts. Polyetherimide (PEI) film, especially for cell phones, continued to sell well throughout the term. On the other hand, sales of flame retardant polyester film for insulating materials leveled off.
Sales of polyvinylchloride (PVC) plates for industrial use decreased significantly from the previous term due to sluggish demand in the first half of the term, though demand for LC manufacturing equipment and other high-tech products showed signs of recovery. Sales of filter plates also decreased significantly due to intense competition.
Sales of injection-molded products expanded sharply from the previous term thanks to brisk demand for panel TVs and other AV-related equipment. With respect to engineering plastics, including monomer-casting (MC) nylon, sales increased slightly from the previous term as demand for general industrial machines remained strong throughout the term while demand for IT-related equipment was recovering.
As a result, sales of Electronics & Specialty Materials Segment for the consolidated fiscal year under review amounted to ¥50,975 million (up 10.3% from the year before).
In the field of Building Materials Segment, sales of PVC pipes, mainly for sewerage systems, decreased slightly from the previous term as public investment remained sluggish and demand for housing supplies leveled off. Sales of polyethylene pipes for water supply significantly increased from the term before as its excellent seismic resistance became more widely recognized. On the other hand, sales of polyethylene pipes for gas supply remained nearly the same as the previous term. Polybuthene pipes continued to sell briskly throughout the year thanks to a substantial increase in demand for both hot and cold plumbing in condominiums.
Concerning light-admitting building materials, sales of corrugated sheets decreased significantly from the term before. This reflects a decline in demand for the product that was used in large quantities in restoration work following the extensive typhoon damage in the previous year and to inventory adjustments made in the market during the second half of last year. On the other hand, sales of polycarbonate plates increased from the previous term as the company introduced a new high-function product to the market. The demand for Resin film laminate metal sheet, mainly for unit baths and other building materials, remained brisk throughout the year. However, sales of movable partitions decreased from the previous term due to a delay in commencement of construction projects, etc.
Sales of elevated and water receiving tank increased from the year before as the company strove to obtain orders from big projects and replacement orders.
As a result, sales of Building Materials Segment for the consolidated fiscal year under review amounted to ¥72,939 million (up 0.2% from the previous term).


Net Income per Share
yen
30
25
20
15
10
5
0
'02
'03
'04
'05
'06
Total Assets
Millions of yen
250000
200000
150000
100000
50000
0
'02
'03
'04
'05
'06

Net Income

Despite the severe business climate ascribable to rising material costs, the company secured a net income of ¥5,805 million in the year under review (up 38.1% from the previous year). This is due to the fact that the company's injection molding and equipment/device businesses continued to perform well, while the company revised product prices and cut costs drastically through our efforts in the "half cost" action plan.

Total Assets

Total assets as of the end of the consolidated fiscal year under review amounted to ¥161,731 million (an increase of ¥3,525 million from the year before).
This increase is due largely to increases in accounts receivable and purchase accounts attributable to boosted sales.

Shareholders' Equity


Millions of yen
60000
50000
40000
30000
20000
10000
0
'02
'03
'04
'05
'06

Long-term Debt

Long-term debt as of the end of the consolidated fiscal year under review amounted to ¥16,955 million (an increase of ¥3,598 million from the year before).
This increase represents the issue of new bonds.

Shareholders' Equity

Shareholders' equity as of the end of the consolidated fiscal year under review amounted to ¥59,677 million (an increase of ¥8,103 million from the year before).
As a result, the shareholder's equity ratio rose to 36.9%.

Cash Flows

Cash and cash equivalents for the consolidated fiscal year under review totaled ¥15,017 million (a decrease of ¥1,920 million from the year before). This includes a net profit before taxes adjustment of ¥10,213 million and expenditure on the acquisition of fixed assets and repayment of loans.
Funds obtained from sales activities totaled ¥10,948 million. This was mainly due to income before income taxes, reported at ¥10,213 million, and depreciation and amortization.
Funds used in investment activities amounted to ¥4,394 million. This includes expenditure on the acquisition of fixed assets (¥6,972 million) and revenue from disposal of fixed assets (¥1,980 million).
Funds used for financial activities amounted to ¥8,540 million. This represents chiefly the issuance of debentures, the redemption of convertible bonds and the scheduled payment of loans.

Consolidated Balance Sheets

March 31, 2006 and 2005

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS			
Current Assets :			
Cash and bank deposits (Note 3)	¥ 13,000	¥ 9,640	$ 111,111
Notes and accounts receivable (Note 4)	50,077	47,330	428,009
Allowance for doubtful accounts	(296)	(370)	(2,530)
Inventories :			
Finished goods	11,361	11,185	97,103
Work in process	2,455	2,139	20,983
Raw materials	3,445	3,401	29,444
Deferred income taxes (Note 9)	1,244	1,575	10,632
Short-term loans	2,351	7,633	20,094
Prepaid expenses and other current assets	2,811	1,678	24,026
Total current assets	86,448	84,211	738,872
Investments and Other Assets :			
Investments in non-consolidated subsidiaries and affiliates	860	1,602	7,350
Investments in securities (Note 5)	12,852	7,391	109,846
Other	6,127	5,939	52,368
Deferred income taxes (Note 9)	412	2,157	3,521
Total investments and other assets	20,251	17,089	173,085
Property, Plant and Equipment (Note 7) :			
Land	7,834	8,152	66,957
Buildings and structures	46,467	46,946	397,154
Machinery and equipment	120,103	118,529	1,026,521
Construction in progress	4,294	4,348	36,701
	178,698	177,975	1,527,333
Accumulated depreciation	(123,666)	(121,069)	(1,056,974)
Net property, plant and equipment	55,032	56,906	470,359
Total assets	¥ 161,731	¥ 158,206	$ 1,382,316

The accompanying notes are an integral part of these statements.

Exhibit II-E

Mitsubishi Plastics, Inc.

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities :			
Bank loans (Note 6)	¥ 13,106	¥ 15,494	$ 112,017
Current maturities of long-term debt (Note 7)	1,561	9,817	13,342
Notes and accounts payable	43,083	42,215	368,231
Accrued expenses	630	777	5,385
Accrued income taxes	2,291	2,905	19,581
Other current liabilities	15,254	13,213	130,376
Total current liabilities	75,925	84,421	648,932
Long-term Liabilities :			
Long-term debt (Note 7)	16,955	13,357	144,915
Reserve for retirement benefits (Note 12)	6,293	6,095	53,786
Deferred income taxes (Note 9)	847	100	7,239
Other non-current liabilities	276	896	2,359
Total long-term liabilities	24,371	20,448	208,299
Minority Interests	1,758	1,763	15,025
Commitments and Contingent Liabilities (Note 8)			
Shareholders' Equity :			
Common stock			
Authorized : 865,200,000 shares at March 31, 2006 and 2005			
Issued : 215,366,350 shares at March 31, 2006 and 2005	21,503	21,503	183,786
Additional paid-in capital	15,036	15,036	128,513
Retained earnings (Note 13)	18,144	13,414	155,077
Valuation gain (loss) of investment securities after tax-effect	5,047	1,788	43,137
Foreign currency translation adjustments	13	(122)	111
Treasury shares, at cost	(66)	(45)	(564)
220,568 shares at March 31, 2005			
279,683 shares at March 31, 2006			
Total shareholders' equity	59,677	51,574	510,060
Total liabilities and shareholders' equity	¥ 161,731	¥ 158,206	$ 1,382,316

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Mitsubishi Plastics, Inc.

For the years ended March 31, 2006 and 2005

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars (Note 2)
Net Sales	¥ 186,228	¥ 177,567	$ 1,591,692
Cost of Sales	145,714	137,425	1,245,419
Gross profit	40,514	40,142	346,273
Selling, General and Administrative Expenses	30,571	30,406	261,291
Operating income	9,943	9,736	84,982
Other Income (Expenses) :			
Interest and dividend income	196	166	1,675
Interest expenses	(404)	(472)	(3,453)
Gain (loss) on sales and disposal of property, plant and equipment, net	239	(529)	2,043
Gain (loss) on sales of investments in securities, net	(6)	272	(51)
Write-down of investments in securities	—	(4)	—
Write-down of other investment	—	(163)	—
Provision for retirement allowances in previous years	(687)	(674)	(5,872)
Additional benefits for employees' early retirement	—	(217)	—
Gain on royalties	95	75	812
Loss on liquidation of subsidiaries	(378)	(824)	(3,231)
Equity in net gain (loss) of affiliates	20	85	171
Impairment loses	—	(211)	—
Other, net	1,195	196	10,214
	270	(2,300)	2,308
Income before income taxes	10,213	7,436	87,290
Income Taxes-current (Note 9)	3,355	3,688	28,675
Income Taxes-deferred (Note 9)	677	(576)	5,786
Income from consolidated operations	6,181	4,324	52,829
Minority Interests	(376)	(122)	(3,214)
Net income	¥ 5,805	¥ 4,202	$ 49,615

	Yen		U.S. dollars
Per Share :			
Net income-basic	¥ 26.98	¥ 19.52	$ 0.23
Net income-diluted	26.25	18.54	0.22
Cash dividends	5.00	5.00	0.04

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Mitsubishi Plastics, Inc.

For the years ended March 31, 2006 and 2005

	2006	2005	2006	2005	2006
	Number of shares (thousands)		Millions of yen		Thousands of U.S. dollars (Note 2)
Common Stock :					
Beginning balance	215,366	215,366	¥ 21,503	¥ 21,503	$ 183,786
Ending balance	215,366	215,366	¥ 21,503	¥ 21,503	$ 183,786
Additional Paid-in Capital :					
Beginning balance			¥ 15,036	¥ 15,036	$ 128,513
Ending balance			¥ 15,036	¥ 15,036	$ 128,513
Retained Earnings :					
Beginning balance			¥ 13,414	¥ 10,181	$ 114,650
Net income			5,805	4,202	49,615
Cash dividends			(1,075)	(969)	(9,188)
Ending balance			¥ 18,144	¥ 13,414	$ 155,077

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Mitsubishi Plastics, Inc.

Years ended March 31, 2006 and 2005	2006	2005	2006
	Millions of Yen		Thousands of U.S. dollars (Note 2)
Cash flows from operating activities :			
Income before income taxes	¥ 10,213	¥ 7,436	$ 87,291
Adjustments for :			
Depreciation and amortization	7,215	7,290	61,667
Reserve for retirement benefits	198	182	1,692
Loss (gain) on sale and disposal of property, plant and equipment, net	(239)	529	(2,043)
Write-down of investments in securities	—	4	—
Interest and dividend income	(196)	(166)	(1,675)
Interest expenses	404	472	3,453
Decrease (Increase) in notes and accounts receivable	(2,631)	4,831	(22,487)
Increase in inventories	(475)	(1,128)	(4,060)
Increase in notes and accounts payable	791	3,777	6,760
Loss on liquidation of subsidiaries	—	824	—
Impairment loses	—	211	—
Others	(276)	370	(2,359)
	15,004	24,632	128,239
Interest and dividends received	208	168	1,778
Interest paid	(384)	(493)	(3,282)
Income taxes paid	(3,880)	(2,917)	(33,162)
Net cash provided by operating activities	10,948	21,390	93,573
Cash flows from investing activities :			
Payments for purchases of investment securities	(98)	(86)	(838)
Proceeds from sales of investment securities	2	441	17
Payments for purchases of property, plant and equipment	(6,972)	(7,860)	(59,590)
Proceeds from sales of property, plant and equipment	1,980	314	16,923
Others	694	368	5,932
Net cash used in investing activities	(4,394)	(6,823)	(37,556)
Cash flows from financing activities :			
Decrease in short-term debt, net	(2,572)	(8,350)	(21,983)
Proceeds from issuance of long-term debt	187	3,200	1,598
Payments of long-term debt	(1,429)	(6,878)	(12,214)
Proceeds from issuance of unsecured bonds	5,000	—	42,735
Redemption of unsecured convertible bonds	(8,432)	—	(72,068)
Cash dividends paid	(1,075)	(969)	(9,188)
Others	(219)	(180)	(1,872)
Net cash used in financing activities	(8,540)	(13,177)	(72,992)
Effect of exchange rate changes on cash and cash equivalents	66	14	564
Increase (decrease) in cash and cash equivalents	(1,920)	1,404	(16,411)
Cash and cash equivalents at beginning of the year	16,937	15,533	144,761
Cash and cash equivalents at end of the year	¥ 15,017	¥ 16,937	$ 128,350

The accompanying notes are an integral part of these statements.

1. Significant Accounting Policies

(a) Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements of Mitsubishi Plastics, Inc (the "Company") and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Certain items presented in the original financial statements have been reclassified for the convenience of readers outside Japan. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in significant affiliates have been carried at cost plus the Company's equity in undistributed earnings after the Company's acquisition.

(c) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash in hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(d) Financial Instruments

(1) Securities

Securities held by the Company and its subsidiaries are classified into two categories ;

- Equity investment in subsidiaries and affiliates ; Investments of the Company and its consolidated subsidiaries in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for by the equity method. Exceptionally, investments in certain unconsolidated subsidiaries and affiliates are stated at cost, mainly determined using the moving average method, because the effect of application of the equity method would be immaterial.
- Other securities

  With a market quotation : Stated at fair value, valued at market prices at balance sheet date. (The amount of unrealized gains/losses from valuation of marketable securities is charged directly to shareholders' equity at a net-of-tax amount, while cost of sale is determined mainly by the moving-average method.)

  Without a market quotation : Stated at cost, mainly determined using moving-average method.

(2) Derivatives
All derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise, except for derivatives that are designated as "hedging instruments".

(3) Hedge Accounting
Gains or losses arising from changes in fair value of the derivatives designated as "hedging instruments" are deferred as an asset or liability and included in net profit or loss in the same period during which the gains and losses on the hedged items or transactions are recognized.
The derivatives designated as hedging instruments by the Company are principally interest rate swaps. The related hedged items are long-term debts.
The Company has a policy to utilize the above hedging instruments in order to reduce the Company's exposure to market risks from fluctuations in interest rates in the ordinary course of its operations.

(e) Inventories

Inventories are stated at the moving average cost.

(f) Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed based on the loss experience ratio in the past for normal receivables, as well as an estimated uncollectible portion for doubtful receivables calculated on an individual basis.

(g) Property, Plant and Equipment

(1) Property, plant and equipment, including significant renewals and additions, are stated at cost.

(2) Depreciation of plant and equipment is computed using the following methods over the estimated useful lives of the assets :
Buildings : Straight-line method (the Company)
Declining-balance method (consolidated subsidiaries)
Buildings that consolidated subsidiaries acquired after April 1,1998: Straight-line method
Structures, machinery and equipment : Declining-balance method

(3) Repairs and maintenance expenses are charged to current income.

(h) Accounting for Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases. Leases which do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

(i) Income Taxes

Income taxes of the Company and its domestic subsidiaries consist of corporate income taxes, local inhabitant taxes and enterprise taxes. Deferred income taxes are provided for in respect of temporary differences between the tax basis of assets and liabilities and those as reported in the financial statements.

(j) Reserve for Retirement Benefits

Effective from the year ended March 31, 2001, the Company and its subsidiaries adopted the new Japanese accounting standard for retirement benefits, which is effective for periods beginning on or after April 1, 2000.

The reserve is stated at the amount of projected benefit obligations, less pension plan assets, and adjusted for the unrecognized transition amounts, unrecognized actuarial differences and unrecognized prior service costs. The recognized transition amount of 10,346 million yen at April 1, 2000 arising from adopting the new standard is amortized on a straight-line basis over 15 years, and the unrecognized actuarial differences and the unrecognized prior service costs are amortized on a straight-line basis over the period of 15 years from the fiscal year in which they arise.

(Additional information)

On April 1, 2006, the Company decided to change the tax qualified pension schemes to defined benefit plans (cash balance plans). As a result of the implementation of cash balance plans, the projected benefit obligation decreased by ¥481 million ($4,111 thousand) and unrecognized negative prior service costs increased by the same amount.

(k) Translation of Foreign Currency Accounts

All monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated into Japanese yen at the exchange rates prevailing at the balance sheet date.

The assets and liabilities of foreign subsidiaries and affiliates are translated into Japanese yen at the balance sheet date. Resulting gains and losses are included in net profit or loss for the period.

The shareholders' equity at beginning of the year is translated into Japanese yen at the historical rates. Profit and loss accounts for the year are translated into Japanese yen using the exchange rates prevailing at the balance sheet date. Differences in yen amounts arising from the use of different rates are presented as "Foreign currency translation adjustments" in shareholders' equity and minority interests.

(l) Appropriation of Retained Earnings

Cash dividends are recorded in the fiscal year in which the proposed appropriation of retained earnings is approved at the shareholders' meeting.

(m) Net Income per Share

Net income per share has been computed based on the average number of shares of common stock outstanding during the fiscal year. Fully diluted net income per share additionally assumes the conversion of the convertible bonds.

(n) Accounting Standard for Impairment of Fixed Assets

Effective for the year ended March 31, 2005, the Company and its subsidiaries in Japan adopted the new accounting satandard for impairment of fixed assets (Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets issued by the Business Accounting Deliberation Council on August 9, 2002) and Implementation Guidance for the Accounting Standerd for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter.

As a result, income before income taxes and minority interests decreased by ¥211million, compared with what would have been reported if the new accounting standard had not been adopted early.

(o) Dual Corporate Tax System

From the fiscal year ended March 31, 2005, in accordance with the practical guidelines for the presentation in the statements of income of the portion of the corporate business tax subject to dual corporate taxation, the added value portion and the asset portion of corporate business tax were presented under selling, general and administrative expenses. As a result, the total of selling, general and administrative expenses increased by ¥178million.

2. U.S. Dollar Amounts

The Company and its subsidiaries maintain their accounting records in yen. The U.S. dollar amounts included in the consolidated financial statements and notes thereto represent the arithmetical results of translating yen to U.S. dollars on the basis of ¥117 = $1, the approximate rate of exchange at March 31, 2006. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen and assets and liabilities originating in yen have been or could be readily converted, realized or settled in U.S. dollars at ¥117 = $1 or at any other rate.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of:

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Cash and bank deposits	¥ 13,000	¥ 9,640	$ 111,111
Short-term loans	2,067	7,347	17,667
Time deposits with deposit term of over 3 months	(50)	(50)	(427)
Cash and cash equivalents	¥ 15,017	¥ 16,937	$ 128,351

4. Notes and Accounts Receivable

In the fiscal years 2006 and 2005, the Company and its consolidated subsidiaries sold a part of notes and accounts receivable, therefore, notes and accounts receivable at the year-end decreased by ¥13,787million and ¥14,513million, respectively.

5. Investments in Securities

At March 31, 2006 and 2005, investments in securities were as follows :

(1) Other securities with fair value

	2006			2005			2006		
	Millions of yen						Thousands of U.S. dollars		
	Cost	Carrying Amount	Differences	Cost	Carrying Amount	Differences	Cost	Carrying Amount	Differences
Fair Value≧ Carrying Amount									
①Stocks	¥ 3,732	¥ 12,167	¥ 8,435	¥ 3,334	¥ 6,378	¥ 3,044	$ 31,897	$103,992	$ 72,095
②Bonds	10	10	0	10	10	0	86	86	–
③Other	–	–	–	–	–	–	–	–	–
	3,742	12,177	8,435	3,344	6,388	3,044	31,983	104,078	72,095
Fair Value< Carrying Amount									
①Stocks	23	19	(4)	400	347	(53)	197	161	(36)
②Bonds	–	–	–	–	–	–	–	–	–
③Other	–	–	–	–	–	–	–	–	–
	23	19	(4)	400	347	(53)	197	161	(36)
Total	3,766	12,196	8,430	3,744	6,735	2,991	32,180	104,239	72,059

(2) Other securities sold in 2006 and 2005 (for the years ended March 31, 2006 and 2005)

	2006			2005			2006		
	Millions of yen						Thousands of U.S. dollars		
	Amount for sale	Total gains on sale	Total losses on sale	Amount for sale	Total gains on sale	Total losses on sale	Amount for sale	Total gains on sale	Total losses on sale
	¥ 2	¥ –	¥ 6	¥ 441	¥ 272	¥ –	$ 17	$ –	$ 51

(3) Securities not stated at fair value

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
	Stated amount on consolidated balance sheet	Stated amount on consolidated balance sheet	Stated amount on consolidated balance sheet
Other securities			
Unlisted stocks			
(excluding stocks traded over the counter)	¥ 656	¥ 656	$ 5,607

(4) Estimated amount for redemption of other securities with maturity dates and held-to maturity securities subsequent to the consolidated balance sheet date

	2006			2005			2006		
	Millions of yen						Thousands of U.S. dollars		
	Due 2007	Due 2008-2011	Due after 2012	Due 2006	Due 2007-2010	Due after 2011	Due 2007	Due 2008-2011	Due after 2012
Bonds									
Government bond and municipal bond	¥ –	10	–	¥ –	¥ 10	–	$ –	85	–

6. Bank Loans

At March 31, 2006 bank loans were principally represented by bank overdrafts and short-term notes bearing interest at rates of 0.47% to 5.45% per annum.
At March 31, 2005 bank loans were principally represented by bank overdrafts and short-term notes bearing interest at rates of 0.46% to 5.31% per annum.

7. Long-term Debt

At March 31, 2006 and 2005, long-term debt consisted of the following :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
0.75% unsecured bonds due 2009	¥ 5,000	¥ —	$ 42,735
Long-term loans from banks and other financial institutions, partly collateralized, payable principally on a quarterly installment basis	13,516	14,742	115,521
	13,516	14,742	115,521
Less current maturities	1,561	1,385	13,341
	¥ 11,955	¥ 13,357	$ 144,915

The aggregate annual maturities of long-term debt are as follows :

	Millions of yen	Thousands of U.S. dollars
Years ending March 31,		
2007	¥ 1,561	$ 13,342
2008	1,444	12,342
2009	7,537	64,419
2010 and thereafter	7,974	68,154

At March 31, 2006 and 2005, the following assets were pledged as collateral principally for the above long-term debt :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Property, plant and equipment, less accumulated depreciation	¥ 25,022	¥ 25,002	$ 213,863

8. Commitments and Contingent Liabilities

At March 31, 2006 and 2005, the consolidated subsidiaries were contingently liable for notes discounted at banks in the ordinary course of business as follows :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Notes discounted at bank	¥ 592	¥ 323	$ 5,060

In addition, the Company and its consolidated subsidiaries guaranteed the following indebtedness of employees and others.

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Employee mortgages	¥ 518	¥ 607	$ 4,427
Others	—	28	—

9. Income Taxes

The components of the deferred tax assets and liabilities at March 31, 2006 and 2005, were as follows :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Deferred tax assets :			
Write-down of investment in securities	1,936	1,825	16,547
Allowance for doubtful accounts	204	317	1,744
Bonus allowance	603	569	5,154
Reserve for retirement benefits	2,524	2,385	21,573
Tax loss carry-forwards	253	207	2,162
Other	604	824	5,162
Subtotal	6,124	6,127	52,342
Valuation allowance	(216)	(207)	(1,846)
	5,908	5,920	50,496
Deferred tax liabilities :			
Prepaid pension costs	(1,138)	(915)	(9,727)
Valuation gain on investment securities	(2,998)	(1,150)	(25,624)
Other	(116)	(123)	(991)
Subtotal	(4,252)	(2,188)	(36,342)
Deferred tax assets (net)	1,656	3,732	14,154
Deferred tax liabilities :			
Depreciation	—	28	—
Valuation gain on investment securities	366	29	3,128
Other	481	43	4,111
	847	100	7,239

Since the difference between the statutory tax rate and the effective tax rate for the fiscal year ended March 31, 2006 and 2005 is less than 5% of the statutory tax rate, reconciliation of these two rates is not presented.

10. Certain Additional Statements of Income Information

For the years ended March 31, 2006 and 2005, the following items were recorded in the Consolidated Statements of Income :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Provision for retirement benefits	1,724	2,057	14,735
Research and development expenses	2,666	2,382	22,786

11. Lease Transactions

Financial leases which do not transfer ownership of the assets at the end of the lease term are accounted for similar to operating leases, in accordance with accounting principles and practices generally accepted in Japan. Certain information on such lease contracts of the Company and its consolidated subsidiaries as a lessee is shown below.

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Leased tools, furniture and fixtures and other :			
Amount equivalent to acquisition cost	¥ 2,993	¥ 3,351	$ 25,581
Amount equivalent to accumulated depreciation	(1,695)	(1,848)	(14,487)
Amount equivalent to net book value	¥ 1,298	¥ 1,503	$ 11,094
Future lease payments for remaining lease period :			
Due within one year	¥ 433	¥ 549	$ 3,701
Due over one year	865	954	7,393
	¥ 1,298	¥ 1,503	$ 11,094
Lease expenses for the year	¥ 483	¥ 728	$ 4,128
Amount equivalent to depreciation expenses	¥ 483	¥ 728	$ 4,128
At March 31, 2006 and 2005, noncancellable operating leases are summarized as follows :			
Future lease payments for remaining lease period :			
Due within one year	¥ 40	¥ 32	$ 342
Due over one year	33	58	282
	¥ 73	¥ 90	$ 624

12. Retirement Benefit Plan

(1) Outline of the retirement benefit plans adopted by the Company

The Company and most of its domestic consolidated subsidiaries have established a tax qualified pension scheme and lump sum benefits scheme which are defined benefit plans for employees.

Some subsidiaries has established a defined contribution plan for employees.

(2) The reserve for retirement benefits as of March 31, 2006 and 2005, is analyzed as follows :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Projected benefit obligations	¥ (20,315)	¥ (21,008)	$ (173,632)
Plan assets	11,923	10,061	101,906
	(8,392)	(10,947)	(71,726)
Unrecognized transition amount	5,997	6,685	51,256
Unrecognized actuarial differences	14	1,622	120
Unrecognized prior service costs	(1,065)	(1,167)	(9,103)
	(3,446)	(3,807)	(29,453)
Prepaid pension costs	2,847	2,288	24,333
Reserve for retirement benefits	(6,293)	(6,095)	(53,786)

(3) The net pension expense related to the retirement benefits for the years ended March 31, 2006 and 2005, was as follows :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Service costs	¥ 982	¥ 984	$ 8,393
Interest costs	391	403	3,342
Expected return on plan assets	(290)	(277)	(2,479)
Amortization of unrecognized transition amount	687	674	5,872
Amortization of unrecognized actuarial differences	55	158	470
Amortization of unrecognized prior service costs	(102)	(102)	(872)
Other	—	217	—
	1,724	2,057	14,726

(4) Assumptions used in calculation of the above information were as follows :

	2006	2005
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	3.0%	3.0%
Method of attributing the projected benefits to periods of services	Straight-line basis	Straight-line basis
Amortization of unrecognized transition amount	15 years	15 years
Amortization of unrecognized prior service costs	15 years	15 years
Amortization of unrecognized actuarial differences	15 years	15 years

13. Subsequent Events The shareholders of the Company approved the following appropriation of retained earnings at the annual general meeting on June 29, 2006 :

		Millions of yen		Thousands of U.S. dollars
Cash dividends	¥	537	$	4,590

14. Segment Information Since the year ended March 31, 2005, the Company has changed its business segment from High performance plastics, Building material, Material for industries, and Others to Packaging Materials, Electronics & Specially Materials, Building Materials, and Others.
Segment information by business segment for the year ended March 31, 2006 and 2005 is summarized as follows :

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Sales-outside customers :			
Packaging Materials	¥ 56,314	¥ 52,628	$ 481,316
Electronics & Specialty Materials	50,975	46,227	435,684
Building Materials	72,939	72,761	623,410
Others	6,000	5,951	51,282
	¥ 186,228	¥ 177,567	$ 1,591,692

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Identifiable operating costs and expenses :			
Packaging Materials	¥ 53,697	¥ 49,838	$ 458,949
Electronics & Specialty Materials	47,333	43,115	404,556
Building Materials	70,676	70,351	604,068
Others	21,263	21,369	181,735
Elimination	(16,684)	(16,842)	(142,598)
	¥ 176,285	¥ 167,831	$ 1,506,710

	2006	2005	2006
	Millions of yen		Thousands of U.S. dollars
Operating income :			
Packaging Materials	¥ 2,840	¥ 3,096	$ 24,274
Electronics & Specialty Materials	4,152	3,666	35,487
Building Materials	2,474	2,578	21,145
Others	477	396	4,076
	¥ 9,943	¥ 9,736	$ 84,982

		2006	2005	2006
		Millions of yen		Thousands of U.S. dollars
Identifiable assets :				
Packaging Materials	¥	54,394 ¥	52,931 $	464,906
Electronics & Specialty Materials		42,088	37,045	359,727
Building Materials		56,532	56,941	483,180
Others		9,921	10,588	84,794
Corporate and other		(1,204)	701	(10,291)
	¥	161,731 ¥	158,206 $	1,382,316

		2006	2005	2006
		Millions of yen		Thousands of U.S. dollars
Impairment loses :				
Packaging Materials	¥	— ¥	— $	—
Electronics & Specialty Materials		—	171	—
Building Materials		—	—	—
Others		—	—	—
Corporate and other		—	40	—
	¥	— ¥	211 $	—

		2006	2005	2006
		Millions of yen		Thousands of U.S. dollars
Depreciation and amortization :				
Packaging Materials	¥	3,193 ¥	3,090 $	27,291
Electronics & Specialty Materials		1,388	1,520	11,863
Building Materials		2,519	2,557	21,530
Others		115	123	983
	¥	7,215 ¥	7,290 $	61,667

		2006	2005	2006
		Millions of yen		Thousands of U.S. dollars
Capital expenditures :				
Packaging Materials	¥	3,028 ¥	2,771 $	25,880
Electronics & Specialty Materials		1,805	1,335	15,427
Building Materials		2,020	2,141	17,265
Others		64	66	547
	¥	6,917 ¥	6,313 $	59,119

International sales of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2005, were less than 10% of consolidated net sales, and are therefore not included.

Segment information by geographic area is not disclosed pursuant to regulations on consolidated financial statements in Japan, since both net sales and assets of the Company and its domestic consolidated subsidiaries, taken as a whole, were more than 90% of consolidated net sales and assets.

5. Related Party Transactions

Material transactions of the Company with related companies for the years ended March 31, 2006 and 2005 are as follows :

						Millions of yen / Thousands of U. S. dollares				
						Transaction		Resulting account balance		
Name of related company	Address	Paid-in capital	Principal business	Equity ownershi percentage by the Company	Description of transaction	2006	2005	Account	2006	2005
1. Parent company										
		Millions of yen								
Mitsubishi Chemical Corporation	Minato-ku, Tokyo	¥145,086	Petrochemicals perfomance products and functional products	53%	Sale of products	¥0	¥0	Accounts receivable	¥0	¥0
						$3	$3		$3	$0
					Purchase of raw materials	¥1,614	¥1,912	Accounts payable	¥297	¥551
						$13,795	$17,869		$2,538	$5,150
2. Subsidiary of Mitsubishi Chemical Corporation										
MCFA Inc.	Minato-ku, Tokyo	¥50	Financing and accounting for the mitsubishi Chemical Groupe	—	Loans	¥60,019	¥81,025	Short term loans	¥2,067	¥7,347
						$512,983	$757,243		$17,667	$68,664
					Interest received	¥18	¥25	—	—	—
						$154	$234			

ChuoAoyama PricewaterhouseCoopers 

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of
Mitsubishi Plastics, Inc.

We have audited the accompanying consolidated balance sheets of Mitsubishi Plastics, Inc. and its consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of Mitsubishi Plastics, Inc. and its consolidated subsidiaries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitsubishi Plastics, Inc. and its consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 1(n) to the accompanying consolidated financial statements, effective from the year ended March 31, 2005, Mitsubishi Plastics, Inc. and its consolidated subsidiaries in Japan adopted their accounting policy for impairment of fixed assets.

As described in Note 14 to the accompanying consolidated financial statements, effective from the year ended March 31, 2005, Mitsubishi Plastics, Inc. and its consolidated subsidiaries changed their segment information presentation.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 2 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 29, 2006

Consolidated Subsidiaries

As at 31st March, 2006, the Company had a total of 36 consolidated subsidiaries.
The following table sets out certain information with regard to the Company's consolidated subsidiaries as at March 31, 2006:

Name (Location)	Issued share capital (Millions of yen)	Percentage owned by the Company	Principle business
ishi Europlast Holdings Ltd. (U.K.)	3,500★1	81.0%	Holding Company
DP Manufacturing (U.K.) Ltd. (U.K.)	6,000★1	81.0%	Production and Sale of Plastic Products
Shanghai Baoling Plastics Co.,Ltd. (China)	6,800★2	77.4%	Production and Sale of Plastic Products
Hishi Plastics Asia Sdn.Bhd. (Malaysia)	5,000★3	65%	Production and Sale of Plastic Products
Hishi Plastics U.S.A., Inc. (U.S.A.)	2,340★2	51%	Production and Sale of Plastic Products
Hishi Tec Co.,Ltd. (Japan)	300	100%	Production, Sale and Maintenance of water supply tanks
Ryoju Kako Co.,Ltd. (Japan)	300	100%	Production and Sale of Plastic Products
Tai-Young Film Co.,Ltd. (Taiwan)	96,190★4	100%	Production and Sale of Plastic Products
Nippon Polypenco Limited (Japan)	240	55%	Production and Sale of Plastic Products
Hishi Plastics Europe S.A. (Belgium)	1,239★5	51%	Production and Sale of Plastic Products
Ryohsei Plastic Industries Co., Ltd. (Japan)	224	51%	Production and Sale of Plastic Products
Hanyu Plastics Industries, Ltd. (Japan)	200	99.6%	Production and Sale of Plastic Products
Ryobi Techno, Inc. (Japan)	200	100%	Production and Sale of Plastic Products
Toyo Plastics Industries Corporation (Japan)	130	94.2%	Production and Sale of Plastic Products
Hishi Pipe Shonan Co.,Ltd. (Japan)	100	100%	Production and Sale of Plastic Products
Hishi Plate Co., Ltd. (Japan)	100	100%	Production and Sale of Plastic Products
Ryowa Logistics Co.,Ltd. (Japan)	100	100%	Warehousing and Transportation
Hokuryo Mold Co.,Ltd. (Japan)	98	100%	Production of injection molds
Sanpo Kasei Co.,Ltd. (Japan)	96	100%	Production and Sale of Plastic Products
Ryoko Sangyo Co.,Ltd. (Japan)	80	100%	Production and Sale of Plastic Products
Ryoko Tekunika Co.,Ltd. (Japan)	60	100%	Processing of Plastic Products
Ryoju Corporation (Japan)	60	100%	Sale of Plastic Products
Dia Servises Co.,Ltd. (Japan)	50	100%	Retail trade
Dia Houzai Co.,Ltd. (Japan)	50	100%	Sale of Packing Materials
Hishi Pipe Koriyama Co., Ltd. (Japan)	50	100%	Production and Sale of Plastic Products
Hishi Pipe Yamaguchi Co., Ltd. (Japan)	50	100%	Production and Sale of Plastic Products
MJ Engineering Co.,Ltd. (Japan)	40	100%	Engineering
Dia Plast Co.,Ltd. (Japan)	40	70%	Sale of Plastic Products
Ryohan Co.,Ltd. (Japan)	40	100%	Sale of Plastic Products
MPFA Co.,Ltd. (Japan)	30	100%	Financing
Feliz Co.,Ltd. (Japan)	30	100%	Sale of Plastic Products
Ryoei Co.,Ltd. (Japan)	30	100%	Recycling of Plastic Production
Ryosho Sangyo Co.,Ltd. (Japan)	30	100%	Processing and Sale of Plastic Products
MP International (Hong Kong) Ltd. (Hong Kong)	650★6	100%	Sale of Plastic Products
RKM Co.,Ltd. (Japan)	10	100%	Processing of Plastic Products
Media Rings Corporation (Japan)	10	100%	Sale of Game Software

★1 : Thousands of Pounds ★2 : Thousands of U.S.$ ★3 : Thousands of Malasysian Ringgit ★4 : Thousands of N.T.$ ★5 : Thousands of Euros
★6 : Thousands of H.K.$

Board of Directors, Executive Officers and Statutory Auditors

President & Chief Executive Officer
Akira Kano

Board Director
(& Senior Managing Executive Officer)
Hidemasa Hiramori

Board Directors
(& Managing Executive Officer)
Kenichi Tomiyama
Yousuke Sato
Hiroshi Iihashi

Executive Officers
Kizou Shibata
Masaki Hata
Takashi Abe
Yoshiaki Io
Tokuzo Ueno
Eiji Nakanishi
Masahiro Iwata
Hideki Yamagishi
Ryohei Ogawa

Statutory Auditors
Kunihiko Mori
Kunihiro Kobayashi
Masanobu Umemura
Shigeyoshi Murase

(as of June 29, 2006)

Corporate Data

Date of Establishment
January 15, 1943
(business started on February 1, 1946)

Paid-in Capital
¥21,503 million

Number of Employees
1,418

Securities Traded (Common Stock)
Tokyo Stock Exchange, lst Section
Osaka Securities Exchange, 1st Section

Transfer Agent and Registrar
Mitsubishi UFJ Trust and Banking Corporation

Annual Meeting of Shareholders
The Annual Meeting of Shareholders is normally held in June in Tokyo, Japan.

Auditor
ChuoAoyama PricewaterhouseCoopers

Principal Shareholders
Mitsubishi Chemical Corporation
Japan Trustee Services Bank, Ltd. Trust Account
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Master Trust Bank of Japan, Ltd.
State Street Bank and Trust Company 505019
Mitsubishi UFJ Trust and Banking Corporation
The Norinchukin Bank
Trust & Custody Services Bank, Ltd. securities investment trust acc
Mitsubishi Plastics Employees' Stock Ownership Plan
Meiji Yasuda Life Insurance Company

Banks
Development Bank of Japan
The Mitsubishi UFJ Trust and Banking Corporation
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Norinchukin Bank

MITSUBISHI PLASTICS, INC.



PRINTED WITH
SOY INK


END

Printed in Japan